Exhibit 99.1

On May 5, 2025, JBS S.A. sent the following email to its shareholders with information about its corporate reorganization. A registration statement on Form F-4 with respect to the transaction described has been filed with the U.S. Securities and Exchange Commission (File Number 333-273211) and declared effective.

Subject: JBS S.A. | EGM May 23rd | Brazil

To the attention of the: Proxy Voting Department / Corporate Actions Department

Dear Investor,

We are pleased to inform you that JBS S.A. (“JBS” or “Company”) has convened the Extraordinary General Meeting (EGM), to be held on May 23rd, 2025, as an important step towards the Company’s proposed dual listing.

Our team is committed to supporting shareholders by providing access to meeting materials and clarifying any questions related to the voting process.

The Dual Listing aims to create a structure that enables JBS S.A. to better reflect its global presence and its international operations, as well as to implement its growth strategy in order to improve its ratings and maximize value to its shareholders.

The main purposes of the dual listing strategy are to:

(i)	Adapt JBS S.A.’s corporate structure to the global and diversified profile of the Company’s operations;

(ii)	Potential unlocking of the value of the Company´s shares; and

(iii)	Expand investment capacity to strengthen conditions for growth and competition with global competitors.

The Dual Listing will enable the JBS group to:

(i)	Further strengthen the corporate governance;

(ii)	Increase its visibility among the global investor community, thereby increasing the comparability with its main peers;

(iii)	Broaden the access to a wider base of investors;

(iv)	Increase the flexibility to use equity as source of funding, paving the way to fundraising through issuing shares and, consequently, reduce the need to incur in debt to support growth; and

(v)	Reduce cost of capital.

When completed, the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand.

Thus, you are kindly invited to participate in the upcoming meeting. Please find below Company’s official link for meeting material:

●	Management Proposal

●	Call Notice

●	Distance Voting Ballot

●	Protocol and Justification of the Merger of Shares

●	Dual Listing Valuation Report

●	Proforma Financial Statements

●	Material Fact April 22, 2025

EGM AGENDA

1	Ratify the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Verbo Divino Street, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or the “Appraiser”), to prepare an appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações in connection with the Merger of Shares, based on the book value of the shares issued by JBS S.A. as of December 31, 2024 (“Base Date”) for purposes of verification of the capital increase of JBS Participações, in accordance with article 252 of the Corporation Law (“Appraisal Report”)

2	Examine, discuss, and resolve on the Appraisal Report prepared by the Appraiser

3	Examine, discuss, and resolve on the Protocol and Justification, which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption

4	Examine, discuss, and resolve on the Merger of Shares in the context of the Dual Listing.

5	Examine, discuss, and resolve on the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3.

6	Authorize the management of the Company to take all necessary measures to implement the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company.

7	Examine, discuss, and resolve on the declaration of the Cash Dividend as provided for in the Management Proposal.

JBS’s shareholders who hold common shares [JBSS3 (BRJBSSACNOR8)], issued by JBS are entitled to vote on all matters on the agenda of the JBS´s EGM. For some resolutions, only minority shareholders are entitled to vote, and therefore, YOUR participation is especially important.

All resolutions on the agenda of the EGM are interdependent and interconnected, so that if one matter is not approved, others will also be rejected. Therefore, if you wish to approve the Dual Listing of JBS, you must vote in favor of ALL matters to be voted on at the EGM of the Dual Listing of JBS S.A.

Further information, including the terms and conditions of the Dual Listing contained in the Merger of Shares Protocol and how to vote, can be found on JBS’s webpage.

Please, do not hesitate to contact us for any further assistance you may need.

Kind Regards,

JBS IR TEAM

Christiane Assis

Pedro Ferreira

Felipe Brindo

Vitor Hugo Silva Figueira

Amanda Narihisa

ADDITIONAL INFORMATION FOR US INVESTORS: This email is being sent in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.

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